

02005679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Essex Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

168 Centre Street
(No. and Street)

Danvers (CITY) MA (state) 01923 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Marsolais 1-800-377-7964 Ext.129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-27 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Barry Marsolais swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Essex Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barry J. Marsolais
Signature

Principal
Title

Barbara J. Dresser
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Kull CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

First Essex Securities, LLC

I have examined the financial statements of First Essex Securities, LLC for the year ended December 31, 2001 and have issued my report thereon dated January 28, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule l7a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of First Essex Securities, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

January 28, 2002

Harvey E. Karll CPA, PC

Harvey E Karll CPA, P.C.

First Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2001

Contents

Index
*****
***
*

	Page
Independent Auditors Report........................	1
Balance Sheet......................................	2-3
Income Statement...................................	4-5
Statement of Changes in Members Capital............	6
Statement of Cash Flows............................	7
Computation of Net Capital.........................	8
Notes to Financial Statements......................	9-10


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

First Essex Securities, LLC
168 Centre Street
Danvers, MA 01923

I have audited the accompanying Balance Sheet of First Essex Securities, LLC as of December 31, 2001, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our resposibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Essex Securities, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Harvey E. Karll CPA, P.C.
January 28, 2002

First Essex Securities, LLC
Balance Sheet
December 31, 2001

Assets

Current Assets			
Cash- Revere Fedl		$ 10,222.68	
Cash-Main Checking		42,394.52	
Commissions Receivable		621.29	
Prepaid Licensing Fees		5,660.00	
Total Current Assets			**$ 58,898.49**
Fixed Assets			
Computer Equipment	$ 10,949.87		
Acc Depr-Computer Equip	(2,094.00)		
		8,855.87	
Total Fixed Assets			**8,855.87**
Other Assets			
Organization Cost	4,960.00		
Accum Amort - Orgn Cost	(2,232.00)		
		2,728.00	
Total Other Assets			**2,728.00**
Total Assets			**$ 70,482.36**

See Accountant's Audit Report

First Essex Securities, LLC
Balance Sheet
December 31, 2001

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 1,009.71	
Total Current Liab.		$ 1,009.71
Long Term Liabilities		
Total Long Term Liab.		0.00
Total Liabilities		1,009.71
Equity		
Current Earnings	(45,979.05)	
Members Capital	115,451.70	
Total Equity		69,472.65
Total Liabilities & Equity		$ 70,482.36

See Accountant's Audit Report

First Essex Securities, LLC
Statement of Income
Year Ended December 31, 2001

	Year To Date
Income	
Commission & Fee Income	$ 65,156.15
Total Income	65,156.15
Cost of Sales	
Total Cost of Sales	0.00
Gross Profit	65,156.15
General & Administrative Exp. (See Schedule A)	111,402.37
Net Income/(Loss) From Operations	(46,246.22)
Other Income	
Interest Income	267.17
Total Other Income	267.17
Net Income/(Loss) Before Taxes	(45,979.05)
Provision for Income Taxes	
Total Provision for Income Taxes	0.00
Net Income/(Loss)	($ 45,979.05)

See Accountant's Audit Report

First Essex Securities, LLC
Statement of Income
Year Ended December 31,2001

	Year To Date
General & Administrative Exp. (Schedule A)	
Advertising & Promotion	($ 165.14)
Amortization	744.00
Commissions Expenses	8,961.74
Business Meals	373.62
Continuing Education	500.00
Depreciation	1,594.00
Dues & Subscriptions	960.00
Consultant	10,000.00
Insurance	470.00
Insurance-Health	665.49
Licensing Fees	755.00
Management Fees	52,083.09
Office Expenses	1,932.76
Postage & Delivery	7,865.73
Professional Services	1,980.00
Printing & Reproduction	5,915.69
Regulatory Expense	(120.00)
Telephone	4,231.60
Travel	12,654.79
Total G & A Expense	**$ 111,402.37**

See Accountant's Audit Report

First Essex Securities, LLC

Statement of Changes in Member's Capital

For The Year Ended December 31, 2001

	Members Capital
Balance at beginning of year	$ 29,034
Additions to Member's Capital	85,891
Net Loss	(45,452)
Balance at December 31, 2001	$ 69,473

(See Accountant's Audit Report)

First Essex Securities, LLC
Statement of Cash Flows
Year Ended December 31,2001

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 45,979.05)	
Adjustments		
Add:		
Depreciation	4,326.00	
Less:		
Commissions Receivable	(621.29)	
Prepaid Licensing Fees	(5,660.00)	
Accounts Payable	(990.29)	
Cash from Operations		(48,924.63)
Cash Flows - Invested		
Organization Cost	(497.00)	
Computer Equipment	(10,949.87)	
Investing Cash Flows		(11,446.87)
Cash Flows - Financing		
Members Capital	102,996.70	
Financing Cash Flows		102,996.70
Cash Increase (Decrease)		42,625.20
Cash - Beginning of Year		
Cash- Revere Fedl	9,992.00	
Total Beginning of Year		9,992.00
Cash on Statement Date		$ 52,617.20

See Accountant's Audit Report

First Essex Securities, LLC
Computation of Net Capital
December 31, 2001

Net Worth	$ 69,473
Less: Non Allowable Assets	11,584
Net Capital	57,889
Less: Capital Requirement	5,000
Excess Capital	$ 52,889
Agregate Indebtedness	$ 1,010
Ratio of Aggregate Indebtedness To Net Capital	0.0174 to 1.0

Reconciliation of Computation Of Net Capital

Net Capital - As reported in Part IIA Focus	$ 52,616
Net Audit Adjustments	5,273
Net Capital, As Above	$ 57,889

(See Accountant's Audit Report)

First Essex Securities, LLC

Notes to Financial Statements

For the Year Ended December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

First Essex Securities, LLC, formerly known as Eastern Point Distributors, LLC is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. It began operations April 1999.

Year End Change

To comply with federal tax laws, the company changed from a fiscal year to a calendar year.

Organization Expenses

Organization costs are being amortized over a five year period utilizing the straight line method.

Depreciaiton

The company capitalizes the cost of computers and depreciates them using the straight line method over their useful life of 5 years.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial; statements in conformity with generally accepted acounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual resuts could differ from those estimates.

(See Accountant's Audit Report)

First Essex Securities, LLC

Notes to Financial Statements

For the Year Ended December 31, 2001

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $57,889 at December 31, 2001, which exceed required net capital of $5,000 by $52,889 . The ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.74%.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.